

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via Email
Phillip Z. Weisberg
Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, New York 10022

     Re: FX Alliance Inc.
             Registration Statement on Form S-1
             Filed September 19, 2011
             File No. 333-176901

Dear Mr. Weisberg:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that several of your underwriters appear also appear to be beneficial owners or affiliates of your beneficial owners. Please tell us whether you plan to identify a qualified independent underwriter.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for

you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

4.   We note your disclosure on page 1 that your proprietary technology platform enables you to deliver efficient and reliable FX price discovery and trade execution. We further note your disclosure that you do not act as a market maker, take principal positions for your own account or clear trades. Please revise your disclosure more specifically explain how trades are executed and cleared on your platform. In addition, please describe the counterparty risk associated with any trades and clarify who bears such counterparty risk.

Prospectus Cover Page

5.   Please limit the underwriters identified on the cover page to the firms that are serving as representatives of the underwriters. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

6.   Please briefly discuss the conversion of preferred stock into shares of common stock that will occur immediately prior to the completion of the offering, as well as the stock split that will occur in connection with the offering. Please disclose the precise timing of the stock split and include a brief discussion of the reasons for taking such actions.

Our Company, page 1

7.   We note your disclosure here and throughout the document that you are "*the* leading independent global provider of electronic foreign exchange trading solutions" (emphasis added). Please provide support for this claim, including the metric(s) upon which you are basing the claim. In addition, we note the second and third bulleted points on page 3. Please provide support for your statements that you are a "[m]arket leader" and that you deliver "award winning FX products."

8.   We note your disclosure throughout the document that you earn revenues for the trading of non-deliverable forwards (NDFs). Please provide an analysis of whether the non-deliverable forwards you offer are securities under the Securities Act of 1933. If so, please tell us the exemption from registration that you rely on for the issuance of these securities to investors.

9.   Refer to the last sentence in the second paragraph. Please explain in greater detail what you mean by "white-labeled enterprise solutions."

10.   Please revise the third paragraph of this section to explain more fully the two different types of trading activity (i.e., active trading and relationship trading), including the specific services you provide for each. Please make similar revisions to your Business section.

We face significant competition…, page 10

11.   We note that certain of your existing stockholders or their affiliates already have their own bank or other competing FX trading platforms. We also note that it appears that you derive over 50% of your revenues from your stockholders or their affiliates. Please provide more detailed disclosure regarding potential conflicts of interest, including any competing businesses currently owned by your existing stockholders. In addition, please describe any risks associated with the majority of your revenue resulting from customers who are stockholders or their affiliates.

Our computer infrastructure may be vulnerable to security breaches… page 11

12.   We note the risk regarding your vulnerability to unauthorized access and computer viruses. To the extent applicable, please disclose any significant instances of such events.

As an international business, we are exposed to local business risks…, page 14

13.   We note that you operate in Hong Kong. Please tell us what percentage of your business these operations represent. Please advise us whether you have consulted with legal counsel regarding whether you are in compliance with Chinese regulations and whether you believe your company to be in compliance.

Use of Proceeds, page 26

14.   We note that you intend to use the net proceeds for working capital and other general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Refer to Item 504 of Regulation S-K.

Dilution, page 29

15.   Please revise to more specifically provide comparison between the price paid by officers, directors, promoters and affiliated persons. Refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

16.   We note your disclosure elsewhere in the document regarding the Dodd-Frank Act and its significant regulation on swap market participants and swap trading, as well as its execution requirements for NDFs. If applicable, please expand your disclosure to discuss the impact of the Dodd-Frank Act on your current business, including any necessary changes to your business operations and anticipated costs associated with compliance. Similarly, we note from your disclosure elsewhere that you are required to comply with the laws and regulations of each country in which you conduct business and that those jurisdictions may

impose new and different legal and regulatory requirements. To the extent applicable and significant, please also discuss the impact on your business of compliance with these requirements.

17.   In the last paragraph on page 32, please provide a percentage breakdown of user, settlement, and license fees.

Results of Operations, page 37

18.   We note that you capitalize employee compensation and related benefits that are engaged in software development. Please quantify to us the amounts of employee compensation and related benefits capitalized for all periods presented.   To the extent these amounts are material in comparison to operating expenses, please revise to quantify the amounts capitalized and discuss significant fluctuations.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

19.   In the second paragraph and third paragraphs on page 38, you disclose two reasons for each increase in trading volume. To the extent practicable, please quantify the percentage attributable to each reason.

Our Growth Strategies, page 58

20.   Refer to the last sentence on page 58. Please explain in greater detail why you believe you are "uniquely positioned" to serve every major category of institutional clients and to capture greater trading volumes.

21.   In the third bulleted paragraph on page 59, you discuss the possibility of becoming a SEF. Please expand your disclosure to discuss how you expect this business to fit into your overall business strategy. In addition, please discuss any steps you have taken to quality as an SEF. We note your related disclosure on page 13.

Trade Execution, page 61

22.   On page 61, please discuss how usage fees are applied for each of the above systems. Please also briefly discuss access to each system. For example, must customers pay separately for access to each system, or must they pay only for usage?

Other Products and Features, page 62

23.   Within each subsection, please discuss how you are compensated (i.e., through standalone fees or indirectly through transaction fees). Also, if practicable and significant, please disclose the approximate percentage of total revenue represented by each product or feature for which you are compensated through a standalone fee.

U.S. Regulation, page 67

24.   It appears that you offer instruments that fall within the definition of swap under the current language of Section 206A of Gramm-Leach-Bliley and would fall within the definition of a swap under Title VII of the Dodd-Frank Wall street Reform and Consumer Protection Act. Please explain in a detailed legal analysis how your proposed plan of business would operate under both the federal securities laws and the Commodity Exchange Act.

Management, page 71

25.   Please provide all required disclosure pursuant to Item 402 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 80

26.   Here, or elsewhere where appropriate, please explain in greater detail the impact the Investors' Rights Agreement may have on this offering.

27.   In the discussion of the LTI Stock Purchase Agreement on page 81, please provide more details about the transaction, including why the transaction was entered into, the type of business acquired, and how the purchase price was determined.

Corporate Opportunity, page 85

28.   Please tell us the name of the entity that is the subject of this "corporate opportunity" clause in your charter. Please explain the business purpose of this provision. Also, please tell us whether you receive compensation in exchange for agreeing to not compete for these opportunities.

Revenue Recognition, page F-11

29.   We note you license your technology as white-labeled enterprise solutions distributed under your clients' brand and generally bill and recognize revenue monthly as services are rendered.   Please clarify the terms of your license agreements for your white-labeled enterprise solutions.   Your response should clarify what your responsibilities are to your clients as a part of the license agreement including whether these license agreements entitle your clients to multiple elements such as upgrades or enhancements, post-contract support, or other services.   Given the terms of your license agreements, please tell us how you considered the guidance in Topic 985-605 of the Financial Accounting Standards Codification in determining that your revenue recognition policy for the white-labeled enterprise solutions is appropriate.

Note 9 – Related Party Transactions, page F-19

30.   Please revise to also separately identify and present amounts of related party transactions on the face of the balance sheet, income statement, or statement of cash flows. Reference is made to Rule 4-08(k) of Regulation S-X.

Exhibits Index, page II-6

31.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Angela McHale for Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

Cc: Christopher Kitchen
        Kirkland & Ellis LLP